October 9, 2012

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cubist Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2011, Filed February 27, 2012 File number 000-21379

Dear Mr. Rosenberg:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 19, 2012 (the “Comment Letter”), with regards to the Company’s Form 10-K for the year ended December 31, 2011, filed with the Commission on February 27, 2012 (“2011 Form 10-K”).

For the convenience of the Staff, set forth below is the heading and text of each of the Staff’s comments noted in the Comment Letter in italicized font, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expense, page 70

1.              In order for us to assess your proposed presentation provided in response to prior comment 1, as previously requested, please tell us the amount of R&D costs by year for each late and early stage product candidate described on pages 10 and 11 and reconcile the total for the projects each year to your total R&D costs disclosed on your statements of income.  Also, you state in your response that “internal costs incurred to support R&D activities, including general overhead and expenses related to employees and facilities comprise a significant portion of the Company’s aggregate R&D expense; however, the Company cannot reliably quantify internal R&D expenses on a program-by-program basis.” Please explain to us why you cannot reliably quantify internal R&D expenses by program and provide other quantitative or qualitative disclosure that indicates the amount of your internal R&D expenses on a program basis or some other meaningful basis, such as pre-clinical, clinical, late stage or by therapeutic class and include the number of projects in each category.

Response:

In response to the Staff’s comment, Cubist has completed the previously provided table for the fiscal years ended December 31, 2011 and 2010.  Included in this table are the Phase 3 external R&D costs for programs currently in Phase 3 development, which the Company believes represent those costs of most relevance to investors and other users of the financial statements.  Cubist believes that only including Phase 3 program expenses in its presentation is most relevant given the expenses incurred for programs in Phase 3 development are typically more significant than expenses incurred for programs in earlier stages of development and have a greater potential impact on the Company’s near-term revenue, earnings and cash flows.

Moreover, the external R&D expenses for Cubist’s earlier-stage programs, CB-5945 and CB-625, neither of which are currently in Phase 3 development, as well as CB-500,929 and CB-182,804, which were earlier-stage programs that the Company discontinued developing in March 2010 and September 2010, respectively, each individually represented less than 10% of total R&D expenses for each year presented in the 2011 Form 10-K.  The Company believes that providing a breakout of these insignificant external R&D expenses would not represent meaningful information to investors.  In the event CB-5945 or CB-625 progresses into Phase 3 development, the Company will update the table to include the Phase 3 external R&D expenses for such programs.

Internal R&D expenses, such as general overhead and expenses related to employees and facilities, are managed as a shared pool of resources for the benefit of multiple programs and are neither tracked nor managed by program, by stage of development, by therapeutic class or on any other basis that would be meaningful to investors.  Although Cubist may make estimates for internal reporting purposes, including high-level allocations of internal R&D spend by program, such estimates are not used to manage our R&D resources, involve subjective estimates and are not considered reliable for external reporting purposes.  As a result, the Company is unable to provide quantitative disclosure indicating the amount of internal R&D expenses on a program basis, by stage of development, or by therapeutic class.  However, Cubist proposes to enhance its current disclosure by separately presenting employee-related expenses, which comprise the largest component of unallocated internal R&D costs, within the table below.

The following table, which was included in Cubist’s previous response, has been updated to reflect the changes discussed above.  The Company also proposes to include the additional underlined text to the disclosure provided in its previous response, which will appear below the table.

	For the Years Ended December 31,
	2012	2011	2010
	(in millions)
External expenses:
Marketed products	$ XX.X	$13.9	$17.1
Phase 3 programs:
CXA-201	XX.X	26.2	*
CB-315	XX.X	*	*
Earlier-stage programs	XX.X	36.8	48.7
Milestone and upfront payments	XX.X	10.0	1.0
R&D employee-related expenses	XX.X	64.8	57.6
Other unallocated internal R&D expenses	XX.X	32.8	33.5
Total R&D expenses	$ XXX.X	$184.5	$157.9

* Program had not reached Phase 3 development for the period presented.

For each of our R&D programs, we incur both external and internal expenses. External expenses include clinical and non-clinical activities performed by contract research organizations, lab services, purchases of drug product materials and manufacturing development costs. We track external R&D expenses by individual program, with the Phase 3 costs associated with development activities for our two current Phase 3 programs identified in the table above. Marketed product expenses include external expenses for post-marketing Phase 4 trials for CUBICIN and ENTEREG. External expenses for earlier-stage programs primarily include expenses incurred for CB-5945 and CB-625, as well as costs incurred prior to Phase 3 for CXA-201 and CB-315. Milestone and upfront payments included in R&D expense relate to the licensing or purchase of R&D assets that did not qualify as business combinations. R&D employee-related expenses include salaries, benefits and stock-based compensation expense. Other unallocated internal R&D expenses are incurred to support overall R&D activities and include expenses related to general overhead and facilities.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

G. Inventory, page 129

2.              Consistent with your response to prior comment 2, please provide us proposed disclosure to be included in future periodic reports that separately discloses the shelf lives of the raw materials and your finished goods of ENTEREG.  Include in your disclosure that the ENTEREG API can be reprocessed at an immaterial cost to the Company with no expected reduction in potency, thereby extending its shelf life, as needed to provide additional support on why you expect sales of this inventory to be over a period of approximately eight years.

Response:

In response to the Staff’s comment, the Company proposes to include the additional underlined text to its existing disclosures within the “Inventory” note to the condensed consolidated financial statements, to be updated for an accurate reflection of facts and circumstances in existence at the time of the Company’s filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (in substantially the form set out below):

Inventory included in other assets within the condensed consolidated balance sheets as of June 30, 2012, and December 31, 2011, represents the amount of ENTEREG inventory held that is in excess of the amount expected to be sold within one year. In connection with the acquisition of Adolor in December 2011, Cubist recorded the acquired ENTEREG inventory at its fair value, which required a step-up adjustment to recognize the inventory at its expected net realizable value. The inventory step-up is recorded to cost of product revenues within the condensed consolidated statements of comprehensive income as the related inventory is sold. ENTEREG finished goods have a shelf-life of three years from the date of manufacture, which the Company expects to sell prior to expiration, with the corresponding inventory step-up recognized in the period in which the inventory is sold. ENTEREG API, which is classified as raw materials, has a shelf-life of 60 months from the date of manufacture but can be reprocessed at an immaterial cost to the Company, with no expected reduction in potency, thereby extending its shelf life, as needed. The Company expects to consume the ENTEREG API over a period of approximately eight years based on the Company’s long-range sales projections of ENTEREG.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W.J. McGirr

David W.J. McGirr
Senior Vice President and Chief Financial Officer

cc:           Michael W. Bonney, Chief Executive Officer